UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion St, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated November 10, 2009, reporting the results for the three months ended September 30, 2009.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Office

FOR IMMEDIATE RELEASE	EARNINGS RELEASE

Top Image Systems Reports Financial Results for the
Third Quarter of 2009

– Third quarter revenues of $5.9 million, Non-GAAP EPS of $0.06

Tel Aviv, Israel – November 10, 2009 – Top Image Systems, Ltd. (TIS) (NASDAQ: TISA, TASE: TISA), the leading innovator of data capture solutions, today announced its financial results for the third quarter, ended September 30, 2009.

Third Quarter Results Highlights

–	Sequential revenue growth of 4% to $5.9 million

–	Gross margin of 61%, highest in two years

–	Non-GAAP operating profit of $371,000

–	Non-GAAP net income of $601,000

–	Non-GAAP EPS of $0.06

–	Positive operating cash flow of $250,000

–	Strong performance in North American and European regions

–	Sales pipeline continues to grow and diversify, with an increased portion of larger deals

Third Quarter 2009 Results
Revenues for the third quarter of 2009 reached $5.9 million. This represents an increase of 4% compared with the prior quarter and a decrease of 29% compared with that of the third quarter of 2008. Revenues in 2008 included a large portion of hardware and third party sales, which were discontinued in 2009 in line with the Company’s strategy to increase profitability and margins.

Gross margins in the quarter grew to 61% compared with 58% in the prior quarter and 53% in the third quarter of 2008.

Non-GAAP net income for the third quarter of 2009 totaled $0.6 million, compared to non-GAAP net income of $0.3 million in the prior quarter and non-GAAP net loss of $0.6 million in the third quarter of 2008.

Non-GAAP earnings per share in the third quarter of 2009 were $0.06, compared with non-GAAP earnings per share of $0.03 in the prior quarter and non-GAAP loss per share of $0.07 in the third quarter of 2008.

Net loss, on a GAAP basis, for the third quarter of 2009 totaled $0.2 million or $0.02 per share, compared to a net loss of $1.7 million or $0.18 per share in the second quarter of 2009 and a net loss of $1.0 million or $0.11 per share in the third quarter of 2008.

Management’s comment
“Our third quarter results reflect that we are on the right track,” commented Dr. Ido Schechter, CEO of TIS. “We are proud of already exceeding our non-GAAP operating profit target of $1 million for 2009 despite operating in a difficult economic environment.”

Dr. Schechter continued, “I believe that we have successfully navigated the tough environment in order to maintain and build on our market leadership, utilizing on our strategic accounts and growing pipeline. We have emerged a leaner and more streamlined company, with a renewed platform for long-term profitable growth. As market conditions improve and the world recovers from recession and restarts growth, I believe that we will be ready to benefit and thrive.”

Non-GAAP financial measures
The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP operating profit, non-GAAP net income and non-GAAP earnings (loss) per share. These non-GAAP measures exclude the following items:

–	Amortization of intangible assets;

–	Equity-based compensation expense

–	Non-cash income/(expenses) relating to change in fair value of convertible debentures

The presentation of these non-GAAP financial measures should be considered in addition to TIS’ GAAP results provided in the attached financial statements for the third quarter ending September 30, 2009 which include a reconciliation of each non-GAAP financial measure to its most directly comparable GAAP financial measure, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains that may not be indicative of TIS’ core business operating results. TIS believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS’ performance. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors’ operating results. TIS’ includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP results”.

Conference Call
The Company will be holding a conference call today, November 10, 2009, at 9:00am EST (6:00am Pacific Time, 4:00pm Israel Time) to review the third quarter 2009 financial results and other corporate events.

Dr. Ido Schechter, CEO, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

The call will also be broadcast live, and can be accessed through a link on Top Image Systems’ website at: www.topimagesystems.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact
Adi Bar-Lev
Director of Marketing and IR
adi@topimagesystems.com
+972 545 330537

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	December 31, 2008	September 30, 2009
	In thousands

Assets

Current assets:
Cash and cash equivalents	$5,777	$4,415
Restricted cash	1,231	531
Short term deposits	722	-
Marketable securities	630	-
Trade receivables and unbilled customers, net	6,469	6,001
Other accounts receivable and prepaid expenses	1,081	1,207

Total current assets	15,910	12,154

Long term assets:
Severance pay funds	856	1,082
Long-term deposits and long-term asset	194	221
Property and equipment, net	672	561
Investment in affiliates	861	634
Intangible assets, net	336	115
Goodwill	5,813	5,905

Total long-term assets	8,732	8,518

Total assets	$24,642	$20,672

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	$3,342	$341
Current maturity of convertible debentures	1,155	1,943
Trade payables	1,124	1,016
Deferred revenues	975	1,005
Accrued expenses and other accounts payable	3,284	2,345

Total current liabilities	9,880	6,650

Long-term liabilities:
Convertible debentures	3,464	5,941
Accrued severance pay	1,196	1,370

Total long-term liabilities	4,660	7,311

Total liabilities	14,540	13,961

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	98	98
Additional paid-in capital	31,137	31,145
Accumulated other comprehensive income	(692)	(861)
Accumulated deficit	(20,441)	(23,671)

Total shareholders' equity	10,102	6,711

Total liabilities and shareholders' equity	$24,642	$20,672

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2009	2008	2009
	In thousands, except per share data

Revenues
Product sales	$4,425	$2,866	$13,594	$8,259
Service revenues	3,817	3,003	12,086	9,377

Total revenues	8,242	5,869	25,680	17,636

Cost of revenues
Product costs	1,494	239	4,838	1,100
Service costs	2,348	2,045	7,010	6,151

Total cost of revenues	3,842	2,284	11,848	7,251

Gross profit	4,400	3,585	13,832	10,385

Expenses

Research and development costs, net	423	373	1,260	1,117
Selling and marketing	1,992	1,728	6,762	5,013
General and administrative	1,596	1,178	4,470	3,325

	4,011	3,279	12,492	9,455

Operating profit	389	306	1,340	930

Financing expenses, net	(1,210)	(457)	(1,927)	(4,126)

Loss before taxes on income	(821)	(151)	(587)	(3,196)

Taxes on Income	(1)	1	(38)	(2)

Other expenses, net	-	-	-	(7)

Discontinued Operation	(188)	-	(422)	13

Equity in profit (loss) of affiliates companies	-	-	100	(38)

Net loss for the period	$(1,010)	$(150)	$(947)	$(3,230)

Earning per Share
Basic

Loss from continuing operations	$(0.09)	$(0.02)	$(0.06)	$(0.35)
Income (loss) from discontinuing operations	(0.02)	-	(0.05)	-

Earnings (loss) per share - basic	$(0.11)	$(0.02)	$(0.11)	$(0.35)

Weighted average number of shares used in computation of basic net income (loss) per share	8,926	9,326	8,921	9,321

Diluted

Loss from continuing operations	$(0.09)	$(0.02)	$(0.06)	$(0.35)
Income (loss) from discontinuing operations	(0.02)	-	(0.05)	-

Earnings (loss) per share - Diluted	$(0.11)	$(0.02)	$(0.11)	$(0.35)

Weighted average number of shares used in computation of diluted net income (loss) per share	8,926	9,326	8,921	9,321

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2009	2008	2009
	In thousands, except per share data

GAAP operating profit	$389	$306	$1,340	$930
Employees ESOP related costs	23	3	68	8
Amortization of intangible assets related to acquisition	109	62	394	232

Non- GAAP operating profit	$521	$371	$1,802	$1,170

Net loss for the period	$(1,010)	$(150)	$(947)	$(3,230)
Employees ESOP related costs	23	3	68	8
Amortization of intangible assets related to acquisition	109	62	394	232
Change In Fair Value of Convertible Debenture	296	686	217	4,095

Non-GAAP Net Profit (loss)	$(582)	$601	$(268)	$1,105

Shares used in diluted earnings per share calculation	8,926	9,326	8,921	9,321

Non-GAAP diluted earnings per share	$(0.07)	$0.06	$(0.03)	$0.12